Exhibit 99.1

China Finance Online Reports First Half of 2021 Unaudited Financial Results

BEIJING, Nov 29, 2021 /PRNewswire/ -- China Finance Online Co. Limited ("China Finance Online", or the "Company", "we", "us" or "our") (NASDAQ GS: JRJC), a leading web-based financial services company that provides Chinese retail investors with fintech-powered online access to securities trading services, wealth management products, securities investment advisory services, as well as financial database and analytics services to institutional customers, today announced its unaudited financial results for the first half ended June 30, 2021.

First Half of 2021 Financial Highlights

•   Net revenues were $14.8 million

•   Revenues from the subscription service from institutional customers posted solid growth with an increase of 28.6% from the first half of 2020 and an increase of 13.8% from the second half of 2020

•   Net loss attributable to China Finance Online was $5.1 million, compared with a net loss of $3.4 million in the first half of 2020 and $7.1 million in the second half of 2020

Dr. Z. James Chen, Chairman and Chief Executive Officer of China Finance Online, commented, “Since the senior management change in late May, we introduced sweeping restructuring measures to cut costs and boost efficiency and repositioned our focus on each business unit’s profitability. The Company has achieved operational stability over the past four months since July. Excluding the restructuring related non-recurring expenses, the Company is targeting to reach breakeven operating results for the second half of 2021.”

First Half of 2021 Financial Results

Net revenues were $14.8 million, compared with $19.6 million during the first half of 2020 and $20.5 million in the second half of 2020, respectively. In the first half of 2021, revenues from financial services, the financial information and advisory business, advertising business and enterprise value-added services contributed 35%, 36%, 19% and 10% of the net revenues, respectively, compared with 37%, 42%, 12% and 9%, respectively, for the corresponding period in 2020.

Revenues from financial services were $5.1 million, compared with $7.3 million in the first half of 2020 and $5.8 million in the second half of 2020, respectively, mainly due to reduced revenue from the equity brokerage business which was affected by the softer Hong Kong stock market.

Revenues from the financial information and advisory business were $5.3 million, compared with $8.1 million in the first half of 2020 and $9.3 million in the second half of 2020, respectively. Revenues from the financial information and advisory business were mainly comprised of subscription services from individual and institutional customers and financial advisory services. The decreases in revenues from the financial information and advisory business were mainly due to the slow-down of our advisory services for individual investors as dramatic policy changes and resurgent of COVID Delta cases dampened retail investors’ confidence. However, during the first half of 2021, subscription service from institutional customers posted solid growth with an increase of 28.6% from the first half of 2020 and an increase of 13.8% from the second half of 2020.

Revenues from the advertising business grew 19.3% to $2.8 million from $2.3 million in the first half of 2020 and compared with $3.2 million in the second half of 2020.

Revenues from enterprise value-added services were $1.6 million, compared with $1.7 million in the first half of 2020 and $2.0 million in the second half of 2020, mainly due to the weaker market condition which deterred corporates’ decision on marketing spending.

Gross profit was $8.3 million, compared with $12.1 million in the first half of 2020 and $13.6 million in the second half of 2020. Gross margin in the first half was 55.9%, compared with 61.7% in the first half of 2020 and 66.6% in the second half of 2020. The year-over-year decrease in gross margin was mainly due to lower advertising revenue and softer enterprise value-added services business.

General and administrative expenses were $4.1 million, compared with $4.5 million in the first half of 2020 and $6.9 million in the second half of 2020. The year-over-year decrease was mainly attributable to bad debt provision in our equity brokerage business.

Sales and marketing expenses were $6.3 million, compared with $7.5 million in the first half of 2020 and $10.0 million in the second half of 2020. The year-over-year decrease was mainly attributable to effective cost control measures we adopted.

Research and development expenses were $4.1 million, compared with $4.0 million in the first half of 2020 and $4.1 million in the second half of 2020. The year-over-year increase was mainly attributable to one-time non-recurring severance expenses associated with downsizing the R&D team. In the past few years, the Company has completed the development of its fintech capabilities and related products.

Total operating expenses were $14.5 million, compared with $15.9 million in the first half of 2020 and $21.0 million in the second half of 2020.

Loss from operations was $6.2 million, compared with a loss from operations of $3.8 million in the first half of 2020 and a loss from operations of $7.3 million in the second half of 2020.

Net loss attributable to China Finance Online was $5.1 million, compared with a net loss of $3.4 million in the first half of 2020 and $7.1 million in the second half of 2020.

Loss per American Depository Shares (“ADS”) attributable to China Finance Online was $2.19 for the first half of 2021, compared with loss per ADS of $1.41 for the first half of 2020 and loss per ADS of $3.11 for the second half of 2020. Basic and diluted weighted average numbers of ADSs for the first half of 2021 were 2.3 million, compared with basic and diluted weighted average number of ADSs of 2.4 million for the first half of 2020 and 2.3 million for the second half of 2020. Each ADS represents fifty ordinary shares of the Company.

Recent Developments

•Private Placement

On September 14th, the Company announced that it had raised an aggregate of $1,174,020 for additional working capital from management and a private investor in August and September. The Company, in a private placement, entered into securities purchase agreements with Mr. Zheng James Chen, Mr. Frank J. Mitsch and Ms. Ying Zhu, each a director of the Company, and several senior Company management persons (the “Management SPA”). Pursuant to the Management SPA, the Company will issue 3,940,050 ordinary shares (exchangeable to 78,801 ADSs) for an aggregate purchase price of $400,320 and warrants with a purchase price of $0.10 per warrant. The warrants are exercisable for five years to purchase up to 78,801 ADSs, of which half are exercisable at $5.98 per ADS and half are exercisable at $6,98 per ADS. The per share purchase price equals the closing trading price of the Company’s ADS ($4.98 per ADS) on Nasdaq on September 10, 2021 (the date immediately preceding the signing of the Management SPA). Each ADS represents 50 ordinary shares of the Company. The Company’s independent directors have approved the transactions contemplated under the management SPA. The Company also entered into a securities purchase agreement with an accredited investor for the sale of ordinary shares and warrants (the “Investor SPA”). The Investor SPA replaces the securities purchase agreement previously announced on August 16, 2021. Pursuant to the Investor SPA, the Company will issue 7,615,150 ordinary shares (exchangeable to 152,303 ADSs) for an aggregate purchase price of $773,700. The per share purchase price equals the closing trading price of the Company’s ADS ($4.98 per ADS) on Nasdaq on September 10, 2021 (the date immediately preceding the signing of the Investor SPA), plus warrants with a purchase price of $0.10 per warrant. The warrants are exercisable for five years to purchase up to 152,303 ADSs, of which half are exercisable at $5.98 per ADS and half are exercisable at $6.98 per ADS. These transactions are subject to customary closing conditions and the closings are expected to take place in the near future.

•Board of Directors Change

Ms. Xin Yue Jasmine Geffner has resigned as an independent director and chairman of Audit Committee of the board of directors of the Company (the “Board”) for personal reasons, effective as of November 14, 2021. The resignation of Ms. Geffner did not result from any disagreement with the Company on any matter relating to the Company’s operations, policies or practices. The Board would like to take this opportunity to express its gratitude to Ms. Geffner for her contributions to the Company.

About China Finance Online

China Finance Online Co. Limited is a leading web-based financial services company that provides Chinese retail investors with fintech-powered online access to securities trading services, wealth management products, securities investment advisory services, as well as financial database and analytics services to institutional customers. The Company's prominent flagship portal site, www.jrj.com, is ranked among the top financial websites in China. In addition to the web-based securities trading platform, the Company offers basic financial software, information services and securities investment advisory services to retail investors in China. Through its subsidiary, Shenzhen Genius Information Technology Co. Ltd., the Company provides financial database and analytics to institutional customers including domestic financial, research, academic and regulatory institutions. China Finance Online also provides brokerage services in Hong Kong.

Safe Harbor Statement

This press release contains forward-looking statements which constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. The statements contained herein reflect management's current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of the Company. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, this release contains the following forward-looking statements regarding:

•   Liquidity and sources of funding, including our ability to continue operating as a going concern.

•   our prospect and our ability to attract new users;

•   our prospect on building a comprehensive wealth management ecosystem through providing a fully-integrated online communication and securities-trading platform;

•   our prospect on stabilization in cash attrition and improvement of our financial position;

•   our initiatives to address customers’ demand for intuitive online investment platforms and alternative investment opportunities; and

•   the market prospect of the business of securities-trading, securities investment advisory and wealth management.

Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, which risk factors and uncertainties include, amongst others, substantial doubt about ability to continue as a going concern, the outbreak of COVID-19 or other health epidemics in China or globally, changing customer needs, regulatory environment and market conditions that we are subject to; the uneven condition of the world and Chinese economies that could lead to volatility in the equity markets and affect our operating results in the coming quarters; the impact of the changing conditions of the mainland Chinese stock market, Hong Kong stock market and global financial markets on our future performance; the unpredictability of our strategic transformation and growth of new businesses; the prospect of our margin-related business and the degree to which our implementation of margin account screening and ongoing monitoring will yield successful outcomes; the degree to which our strategic collaborations with partners will yield successful outcomes; the prospects for China's high-net-worth and middle-class households; the prospects of equipping our customer specialists with new technology, tools and financial knowledge; wavering investor confidence that could impact our business; and possible non-cash goodwill, intangible assets and investment impairments may adversely affect our net income. Furthermore, we have recurring losses from operation and inability to generate sufficient cash flow to meet our obligation and sustain our operations and face uncertainty as to the operation impact of the COVID-19 outbreak, that raise substantial doubt about our ability to continue as a going concern. Further information regarding these and other risks is included in the Company's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F under "Forward-Looking Information" and "Risk Factors". The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For more information, please contact:

China Finance Online
+86-10-8336-3100
ir@jrj.com

Kevin Theiss

Awaken Advisors

(212) 521-4050

kevin@awakenlab.com

-- Tables Follow –

China Finance Online Co. Limited

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars)

	Jun. 30, 2021	Dec. 31, 2020
Assets
Current assets:
Cash and cash equivalents	7,543	6,155
Prepaid expenses and other current assets	2,799	3,175
Trust bank balances held on behalf of customers	28,932	34,309
Accounts receivable - margin clients	9,069	10,545
Accounts receivable - others	12,878	14,067
Short-term investments	—	-
Total current assets	61,221	68,251
Property and equipment, net	2,916	3,346
Acquired intangible assets, net	63	64
Equity investments without readily determinable fair value	1,254	1,241
Equity method investment, net	-	-
Right-of-use assets	2,472	2,073
Rental deposits	752	793
Goodwill	109	109
Guarantee fund deposits	219	219
Deferred tax assets	1,874	1,861
Total assets	70,880	77,957

Liabilities and equity
Current liabilities:
Deferred revenue, current (including deferred revenue, current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $11,634 and $12,326 as of Jun 30, 2021 and December 31, 2020, respectively)	12,394	13,157
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $7,920 and $7,370 as of Jun 30, 2021 and December 31, 2020, respectively)	19,338	16,626
Short-term loan	1,288	-
Amount due to customers for trust bank balances held on behalf of customers (including amount due to customers for trust bank balances held on behalf of customers of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $889 and $2,351 as of Jun 30, 2021 and December 31, 2020, respectively)	28,932	34,309
Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $561 and $338 as of Jun 30, 2021 and December 31, 2020, respectively)	4,099	4,025
Lease liabilities, current (including lease liabilities, current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $206 and $525 as of Jun 30, 2021 and December 31, 2020, respectively)	1,282	1,727
Income taxes payable (including income taxes payable of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $(2) and $56 as of Jun 30, 2021 and December 31, 2020, respectively)	(96)	86
Total current liabilities	67,237	69,930
Loan from third party	3,226	3,194
Deferred revenue, non-current (including deferred revenue, non-current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited nil and nil as of Jun 30, 2021 and December 31, 2020, respectively)	105	114
Deferred tax liabilities (including deferred tax liabilities of the consolidated variable interest entities without recourse to China Finance Online Co.Limited nil and nil as of Jun 30, 2021 and December 31, 2020, respectively)	12	12
Lease liabilities, non-current (including lease liabilities, non-current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $20 and $236 as of Jun 30, 2021 and December 31, 2020, respectively)	1,049	68
Total liabilities	71,629	73,318
Total China Finance Online Co. Limited Shareholders' equity	10,513	15,359
Noncontrolling interests	(11,262)	(10,720)
Total shareholders' equity	(749)	4,639
Total liabilities and equity	70,880	77,957

China Finance Online Co. Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands of U.S. dollars, except share and ADS related data)

	Six months ended
	Jun. 30, 2021	Jun. 30, 2020	Dec.31, 2020
Net revenues	14,809	19,580	20,453
Cost of revenues	(6,532)	(7,500)	(6,827)
Gross profit	8,277	12,080	13,626
Operating expenses
General and administrative (including share-based compensation of $302, $500 and $328 respectively)	(4,146)	(4,480)	(6,861)
Product development (including share-based compensation of $19, $61 and $53, respectively)	(4,057)	(3,975)	(4,134)
Sales and marketing (including share-based compensation of $5, $7 and $38, respectively)	(6,317)	(7,456)	(9,963)
Total operating expenses	(14,520)	(15,911)	(20,958)
Loss from operations	(6,243)	(3,831)	(7,332)
Interest income	7	13	5
Interest expense	(15)	-	-
Exchange gain (loss), net	(139)	(26)	(201)
Loss on the interest sold and retained noncontrolling investment	—	-	—
Loss from equity investments without readily determinable fair value	-	-	(449)
Income (loss) from equity method investment	(1)	(2)	(773)
Other income (expense), net	732	308	755
Loss before income tax expenses	(5,659)	(3,538)	(7,995)
Income tax expense	49	(176)	359
Net loss	(5,610)	(3,714)	(7,636)
Less: Net loss attributable to the noncontrolling interest	(560)	(305)	(487)
Net loss attributable to China Finance Online Co. Limited	(5,050)	(3,409)	(7,149)
Other comprehensive income (loss), net of tax:
Changes in foreign currency translation adjustment	(106)	181	(307)
Other comprehensive income (loss), net of tax	(106)	181	(307)
Comprehensive loss	(5,716)	(3,533)	(7,943)
Less: comprehensive loss attributable to noncontrolling interest	(560)	(305)	(487)
Comprehensive income (loss) attributable to China Finance Online Co. Limited	(5,156)	(3,228)	(7,456)
Net income (loss) per share attributable to China Finance Online Co. Limited
Basic and Diluted	(0.04)	(0.03)	(0.06)
Net income (loss) per ADS attributable to China Finance Online Co. Limited
Basic and Diluted	(2.19)	(1.41)	(3.11)
Weighted average ordinary shares
Basic and Diluted	115,060,781	121,268,456	115,060,781
Weighted average ADSs
Basic and Diluted	2,301,216	2,425,369	2,301,216